Filed by PDC Energy, Inc.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: PDC Energy, Inc.

(Commission File No.: 001- 37419)

Date: May 22, 2023

Good morning and welcome to this special call to announce an important proposed combination. I’m Jake Spiering, General Manager of Investor Relations at Chevron, and with me today are Chevron’s Chairman and CEO, Mike Wirth, PDC Energy’s President and CEO, Bart Brookman, and Chevron’s CFO, Pierre Breber.

We will refer to the slides and prepared remarks that are available on Chevron’s website.

© 2023 Chevron

Before we begin, please be reminded that this presentation contains estimates, projections and other forward-looking statements.

Please review the cautionary statement on Slide 2.

Now, I’ll turn it over to Mike.

2 © 2023 Chevron Corporation CAUTIONARY STATEMENTS RELEVANT TO FORWARD - LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 This communication contains forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 199 5, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward - looking statements generally include statements regarding the potential transaction between C hevron Corporation (“Chevron”) and PDC Energy, Inc. (“PDC”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected ben efits of the potential transaction (including anticipated accretion to return on capital employed, free cash flow, and earnings per share, as well as the expected delivery of higher returns and lower upstream carbon intensity) and projected op erational and capital synergies, projected financial information, future opportunities, and any other statements regarding Chevron’s and PDC’s future expectations, beliefs, plans, objectives, results of operations, financial co ndi tion and cash flows, or future events or performance. Words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “advances,” “commits,” “drives,” “aims,” “forecasts,” “projects,” “believes,” “approaches,” “s eek s,” “schedules,” “estimates,” “positions,” “pursues,” “progress,” “may,” “can,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on track,” “goals,” “objectives,” “strategies,” “opportunities,” “poise d,” “potential,” “ambitions,” “aspires” and similar expressions are intended to identify such forward - looking statements. All such forward - looking statements are based on current expectations of Chevron’s and PDC’s management and therefor e involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause ac tua l results to differ materially from those projected in the forward - looking statements include the ability to obtain the requisite PDC stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Chevron’ s o r PDC’s respective businesses; transaction costs; Chevron’s ability to achieve the benefits and projected operational and capital synergies from the proposed transaction; Chevron’s ability to promptly, efficiently and effectively i nte grate acquired operations into its own operations; unknown liabilities; the diversion of management time on transaction - related issues; and the effects of industry, market, economic, political or regulatory conditions outside of Chevron ’s or PDC’s control. Additional risks that may affect Chevron’s results of operations and financial position appear in Part I, Item 1A “Risk Factors” of Chevron’s Annual Report on Form 10 - K for the year ended December 31, 2022, and in subsequen t filings with the U.S. Securities and Exchange Commission (“SEC”). Other unpredictable or factors not discussed in this presentation could also have material adverse effects on forward - looking statements. Chevron assumes no obliga tion to update any forward - looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward - looking statements that speak only as of the date hereof. Important Information for Investors and Stockholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitati on of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron expects to file a registration stat eme nt on Form S - 4 with the SEC containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of PDC. After the registration statement is declared effective, PDC will mail a definitive proxy sta tement/prospectus to stockholders of PDC. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or PDC may file with the SEC and send t o P DC’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND PDC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEI R E NTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (w hen available) and other documents filed with the SEC by Chevron or PDC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of cha rge on Chevron’s website at http://www.chevron.com/investors. Chevron and PDC and certain of their respective directors, certain of their respective executive officers and other members o f m anagement and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set fo rth in its Annual Report on Form 10 - K for the year ended December 31, 2022, which was filed with the SEC on February 23, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 12 , 2023. Information about the directors and executive officers of PDC is set forth in its Annual Report on Form 10 - K for the year ended December 31, 2022, which was filed with the SEC on February 22, 2023, and its proxy statement for i ts 2023 annual meeting of stockholders, which was filed with the SEC on April 12, 2023. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of suc h participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become ava ilable. This presentation is meant to be read in conjunction with the Chevron Announces Agreement to Acquire PDC Energy Transcript. A ll materials are posted on chevron.com under the headings “Investors,” “Events & Presentations.” Cautionary statement

I'm pleased to announce that Chevron has entered into a definitive agreement to acquire PDC Energy.

PDC is a strong, strategic fit with Chevron's portfolio, and this transaction is aligned with our objective to safely deliver higher returns and lower carbon through a disciplined use of capital. The combination is expected to strengthen our position in the DJ Basin and add high-return investment opportunities that also lower our overall upstream carbon intensity. We expect PDC’s Delaware Basin acreage to be efficiently integrated into our leading position in the Permian Basin.

The transaction is expected to be accretive to all important financial measures in the first year after closing assuming strip prices. We anticipate Chevron’s annual free cash flow to increase by about $1 billion, including cost synergies and capex efficiencies.

We’ll raise our annual capex guidance by $1 billion to $14 to $16 billion per year through 2027 after achieving about $400 million in capex efficiencies post-closing. Our Investor Day guidance for compound annual growth rates in production and free cash flow through 2027 is unchanged from what will be a higher combined base. There’s also no change in the company’s recently increased share buyback guidance.

3 © 2023 Chevron Corporation ~$1 billion incremental FCF * ~$100MM annual opex synergies ~$400MM annual capex efficiencies Accretive to EPS, CFPS, FCFPS & ROCE * Complements existing footprint Lower carbon intensity basin Attractive returns Winning combination in the DJ Basin Strategic fit x x x Projected benefits * In 2024. Assumes $70 Brent and $3.50 Henry Hub to approximate strip prices as of May 2023. This is for illustrative purpos es only and not necessarily indicative of Chevron’s price forecast. EPS – Earnings per share. CFPS – Cash flow per share. FCFPS – Free cash flow per share. Free cash flow (FCF) is defined as net cash provided by operating activities less capital expe nditures and generally represents the cash available to creditors and investors after investing in the business. ROCE – Return on capital employed.

Each PDC shareholder will receive 0.4638 Chevron shares as total consideration, which represents a 14% premium on the ten-day average closing price. They’ll have continued ownership in the business through shares of a much larger, more diversified company with longstanding financial priorities of dividend growth, disciplined capital investment, a strong balance sheet and share buybacks through-the-cycle.

Chevron shareholders should benefit from the incremental value that we expect the highquality assets and synergies to realize over time as part of a global integrated company.

I believe that this is a compelling deal for shareholders of both Chevron and PDC.

4 © 2023 Chevron Corporation 0 2 4 6 Chevron PDC Energy 100% equity consideration at 0.4638 exchange ratio 14% premium based on 10 - day average closing price 1 Target closing 2 year - end 2023 Key transaction terms 1 As of May 19, 2023. 2 Subject to PDC Energy shareholder approval, regulatory approval and other customary closing conditions. Chevron vs. PDC Energy 2024E Valuation Multiple 3 EV / EBITDA 3 Bloomberg consensus estimates as of May 19, 2023. EV – Enterprise value. EBITDA – Earnings before interest, taxes, depreciation & amortization.

The value of the deal is supported by PDC’s leading position in the DJ Basin, which is largely contiguous or adjacent to existing Chevron operations and significantly de-risked with regulatory approval to enable development at current levels in Weld County into 2028.

Our go-forward plans will include a development approach focused on capital efficiency and returns.

5 © 2023 Chevron Corporation Complementary acreage DJ Basin ~275,000 net acres ~216 MBOED in 1Q23 | ~60% liquids ~1 billion barrels of proved reserves Operational, midstream and capital synergies expected Chevron PDC Energy

The Permian is an addition to our premier, existing position, adding 25,000 net acres in the core of the Delaware basin.

The acreage is held by production and development will be optimized within our broader Permian portfolio.

6 © 2023 Chevron Corporation Additional acreage Delaware Basin ~25,000 net acres ~28 MBOED in 1Q23 | ~62% liquids Acreage held by production Operational and capital synergies expected Chevron PDC Energy

After closing, Chevron’s proved reserves will increase by 10% and our Colorado business will be one of our top-five assets in terms of production and free cash flow. And the addition of PDC’s assets and leading capabilities is expected to further lower Chevron’s carbon intensity.

7 © 2023 Chevron Corporation 0 150 300 450 2022 2024 2027 Chevron PDC Energy Chevron + PDC Energy 10% increase in proved reserves Lower upstream carbon intensity expected Strong strategic fit Upstream carbon intensity kg CO 2 e / BOE DJ Basin production MBOED Sources: Chevron’s Climate Change Resilience Report, IEA, PDC Energy disclosures.

In closing, we’re constantly looking to add good resource at good value. This transaction does both. PDC's assets strengthen our position in important U.S. basins and will compete for capital in our diversified portfolio as we drive for higher returns, and we are doing it through a transaction that we expect to be accretive across key financial metrics.

We have a track record of successfully integrating companies, and we look forward to welcoming PDC employees to join us in safely delivering lower-carbon energy to a growing world.

Now, I’ll hand it over to Bart to say a few words.

It’s great to be with you to discuss this transaction, which was unanimously approved by PDC’s Board of Directors. This is an exciting day for PDC Energy, but let me begin by expressing my sincere gratitude to all the PDC employees. It is their dedication and extraordinary talent that launched PDC on its trajectory of excellence and positioned us for a transaction of this magnitude. I am exceptionally proud of this team.

From our early roots in West Virginia, PDC has grown and evolved into a company with a strong track record of operational credibility in the DJ and Permian basins. This credibility along with our tremendous asset quality has led us to today’s announcement. We are excited about this transaction for many reasons. It brings significant diversification and Chevron’s long-standing financial priorities that include returning capital to shareholders through dividends and share repurchases. We are incredibly proud to maximize value, both with this transaction and over the long term, for all PDC shareholders.

As Mike mentioned, the combined Chevron / PDC assets in the DJ represent an extremely compelling opportunity. This transaction will bring two of the basin’s best operators together, and we believe enable continued output growth, lower operational costs, environmental stewardship, and value creation for years to come. Both companies have excellent reputations as responsible operators who prioritize people, communities, and the environment – a winning combination by any account.

I look forward to working with the Chevron team to ensure a smooth transition and integration. With that, I’ll turn this back to Jake.

8 © 2023 Chevron Corporation PDC expected to deliver higher returns and lower carbon Lower carbon Higher returns Accretive to EPS, CFPS, FCFPS and ROCE * ~$1 billion in incremental annual FCF * ~9 kg CO 2 e/BOE 2022 PDC carbon intensity Zero routine flaring in the DJ Basin * In 2024. Assumes $70 Brent and $3.50 Henry Hub to approximate strip prices as of May 2023. This is for illustrative purpos es only and not necessarily indicative of Chevron’s price forecast. Free cash flow is defined as net cash provided by operating activities less capital expenditures an d g enerally represents the cash available to creditors and investors after investing in the business.

That concludes our prepared remarks. We’re now ready to take your questions.

Please limit yourself to one question and one follow-up. We’ll do our best to get all your questions answered.

9 © 2023 Chevron Corporation questions answers

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of PDC. After the registration statement is declared effective, PDC will mail a definitive proxy statement/prospectus to stockholders of PDC. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or PDC may file with the SEC and send to PDC’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND PDC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or PDC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by PDC will be available free of charge on PDC’s website at http://www.pdce.com/investors-overview.

Chevron and PDC and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 23, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 12, 2023. Information about the directors and executive officers of PDC is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 22, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 12, 2023. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Information

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Chevron and PDC, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction, projected financial information, future opportunities, and any other statements regarding Chevron’s and PDC’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. All such forward-looking statements are based on current expectations of Chevron’s and PDC’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite PDC stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Chevron’s or PDC’s respective businesses; the effect of the potential transaction on the parties’ stock prices; the effects of industry, market, economic, political or regulatory conditions outside of the parties’ control; transaction costs; Chevron’s ability to achieve the benefits from the proposed transaction, Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include those described in the “Risk Factors” section of PDC’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on PDC’s website at http://investor.pdce.com/sec-filings and on the SEC’s website at http://www.sec.gov, and in the “Risk Factors” section of Chevron’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available on Chevron’s website at https://chevroncorp.gcs-web.com/financial-information/sec-filings and on the SEC’s website at http://www.sec.gov. Those disclosures are incorporated by reference in this communication. Other unpredictable or unknown factors not discussed or incorporated by reference in this communication could also have material adverse effects on forward-looking statements. Neither PDC nor Chevron assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, as they speak only as of the date hereof.